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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2015

001-14832
(Commission File Number)

CELESTICA INC.
(Translation of registrant's name into English)

844 Don Mills Road
Toronto, Ontario
Canada M3C 1V7
(416) 448-5800
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Furnished Herewith (and incorporated by reference herein)

Exhibit No.	Description
99.1	Press Release, dated April 27, 2015, announcing the terms of Celestica Inc.'s Substantial Issuer Bid (issuer tender offer)

        The information furnished in this Form 6-K is not incorporated by reference into any registration statement (or into any prospectus that form a part thereof) filed by Celestica Inc. with the Securities and Exchange Commission.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: April 27, 2015
	By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Chief Legal and Administrative Officer

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated April 27, 2015, announcing the terms of Celestica Inc.'s Substantial Issuer Bid (issuer tender offer)

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SIGNATURES
EXHIBIT INDEX